SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Daikyo Inc.’s Press Release of 5th November 2008” made public on Wednesday, November 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 5, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

November 5, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Daikyo Inc.’s Press Release of 5th November 2008

TOKYO, Japan – November 5, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, made an announcement today regarding Daikyo Incorporated’s (hereafter, Daikyo) press release concerning its downward revision of forecasts for the fiscal year ending March 31, 2009, and Daikyo’s plans to raise new capital.

1. Revision of Consolidated Results

Daikyo, an equity-method affiliate, today announced a forecast of a net deficit of Y44bn for the interim period, and a revised forecast of a net deficit of Y51bn for the fiscal year, due to market valuation losses on inventories, such as purchased land for condominiums, and reversals of deferred tax assets. Daikyo’s forecasts are based on Japanese accounting standards, however since ORIX records its consolidated results under US GAAP, losses concurrent with the proportion of its equity stake will be recognized after a period of three months. Details regarding the impact on ORIX’s consolidated results are included in ORIX’s release of the same day: “Announcement Regarding Downward Revision of Forecast for the Fiscal Year Ending March 31, 2009.”

2. ORIX’s Investment Policy

The deterioration in Daikyo’s results has been chiefly due to the rapid changes and difficulties currently affecting the Japanese real estate market as a whole. ORIX intends to support Daikyo in its plans for restructuring under the current severe operating environment, with the original principal investment stance remaining unchanged.

Daikyo has approached ORIX requesting an injection of capital, and the matter is presently under consideration. Concrete terms, conditions and various schemes are being deliberated, including the possible issuance of preferred stock, however Daikyo’s status as a “non-strategic” equity-method affiliate will remain unaltered.

3. Regarding Daikyo’s Management Policies

As a major shareholder, ORIX has been informed of management’s policy intentions moving forward. The ORIX Group, which has proactively expanded its real estate operations in recent years, is as always targeting a business alliance and operations framework that is mutually beneficial to both parties, however original plans for a joint residential REIT will be abandoned due to the uncertain environment surrounding the REIT market.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

-end-